Principal Global Investors, LLC 801 Grand Avenue, Des Moines, IA 50309 800-553-1390 tel www.principalglobal.com

April 2, 2019
Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080
Dear Mr. Beer:
Principal Global Investors, LLC intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased

MidCap Value Fund I - Class A	$10,000	737.463
MidCap Value Fund I - Class R6	$10,000	737.436
Each share of the MidCap Value Fund I has a par value of $0.01 and a price of $13.56 per share. In connection with such purchase, Principal Global Investors, LLC represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL GLOBAL INVESTORS, LLC

BY	/s/ Adam U. Shaikh
Adam U. Shaikh
Assistant General Counsel